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                                                                    EXHIBIT 99.1

                                  PRESS RELEASE


                                 HOLLINGER INC.

                           2001 SECOND QUARTER RESULTS


          TORONTO, August 29, 2001 -- Hollinger Inc., (TSE: HLG.C) today announced its CONSOLIDATED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2001 with comparison to the six months ended June 30, 2000.



                                                                                  PER RETRACTABLE COMMON SHARE
                                                                          -------------------      -------------------
                            THREE MONTHS             SIX MONTHS              THREE MONTHS              SIX MONTHS
                           ENDED JUNE 30           ENDED JUNE 30             ENDED JUNE 30            ENDED JUNE 30
                          ----------------      --------------------      -------------------      -------------------
                           2001       2000        2001        2000         2001        2000         2001         2000
                          -----      -----      -------      -------      ------      -------      -------      ------
                                   (MILLIONS OF CDN. DOLLARS)                            (CDN. DOLLARS)
Total revenue             514.8      863.6      1,062.5      1,675.5        n/a         n/a          n/a          n/a
EBITDA                     31.2      169.8         80.1        321.5        n/a         n/a          n/a          n/a
Net earnings (loss)        (8.9)      (0.2)        (0.3)        12.7      $(0.26)     $ (0.01)     $ (0.01)     $ 0.34

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                                 HOLLINGER INC.
                       CONSOLIDATED STATEMENT OF EARNINGS
                                    ($000's)

                                          THREE MONTHS ENDED JUNE 30        SIX MONTHS ENDED JUNE 30
                                          --------------------------      ---------------------------
                                             2001            2000            2001             2000
                                          ---------       ----------      ----------       ----------
Revenue
   Sales                                  $ 483,205       $ 860,829       $  994,019       $1,670,335
   Investment and other income               31,592           2,781           68,502            5,166
                                          ---------       ---------       ----------       ----------
                                            514,797         863,610        1,062,521        1,675,501
                                          ---------       ---------       ----------       ----------
Expenses
   Cost of sales and expenses               451,973         691,025          913,873        1,348,884
   Depreciation and amortization             37,334          56,276           74,280          112,079
   Interest expense                          45,383          69,745           90,007          135,846
                                          ---------       ---------       ----------       ----------
                                            534,690         817,046        1,078,160        1,596,809
                                          ---------       ---------       ----------       ----------

Net earnings (loss) in equity
   accounted companies                       (2,556)            582           (6,821)           1,221

Net foreign currency gains (losses)           2,590             762           (2,282)           1,252

Earnings (loss) before the undernoted       (19,859)         47,908          (24,742)          81,165
   Unusual items                                137           2,903           70,125           40,097
   Income taxes                               3,024         (27,515)         (17,677)         (55,636)
   Minority interest                          7,774         (23,538)         (28,028)         (52,904)
                                          ---------       ---------       ----------       ----------
Net earnings (loss)                       $  (8,924)      $    (242)      $     (322)      $   12,722
                                          =========       =========       ==========       ==========
Net earnings (loss) per retractable
  common share                            $   (0.26)      $   (0.01)      $    (0.01)      $     0.34
                                          =========       =========       ==========       ==========

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The net loss for the three months ended June 30, 2001 amounted to $8.9 million or a loss of $0.26 per retractable common share compared with a net loss of $0.2 million or a loss of $0.01 per retractable common share in 2000.

Reported earnings for the quarter compared to last year have been affected by several major items.

     The decline in sales revenue and EBITDA is largely a result of the sales of Canadian newspaper properties in November 2000 and January 2001 and the sale of US Community Group properties in 2000, but is also due to lower operating results at Chicago Group (excluding the impact of the acquisition of Copley Group), the U.K. Newspaper Group and the remaining Canadian properties.

     Investment and other income amounted to $31.6 million in the second quarter of 2001 compared with $2.8 million in 2000, an increase of $28.8 million. This increase primarily results from interest on the CanWest debentures and a dividend on CanWest shares. Both the shares and debentures were part of the proceeds received from CanWest related to the sale of Canadian newspaper properties in November 2000.

     Interest expense for the second quarter of 2001 was $45.4 million compared with $69.7 million in 2000, a reduction of $24.3 million. This reduction mainly results from significantly lower debt levels in 2001 compared with 2000 as Hollinger International's Bank Credit Facility which totalled approximately U.S. $972 million was repaid in November 2000 with part of the cash proceeds from the sale of properties to CanWest.

     Unusual items in the second quarter 2001 included gains on sales of certain Canadian properties and a gain on the dilution of the investment in Hollinger International, offset in part by the write-off of investments and duplicative start-up costs related to the new printing facility in Chicago. In the second quarter 2000, unusual items included gains on asset sales, additional start-up costs related to the Chicago printing facility, severance costs in Canada and equity loss at Interactive Investor International.

Excluding the net effect of unusual items, a net loss of $16.3 million or a loss of $0.47 per share was incurred in the second quarter of 2001 compared with a net loss of $0.9 million or a loss of $0.02 per share in 2000.

Hollinger is a Canadian-based international newspaper company that, through its subsidiaries, is engaged in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel. Web sites are operated at all of its major newspapers.

More detailed information about the operations of Hollinger International Inc., and its divisions and subsidiaries may be found in their press release dated August 7, 2001.


For more information please call:



J. A. Boultbee
Executive Vice-President
  and Chief Financial Officer
Hollinger Inc.
(416) 363-8721
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